Exhibit m

Sample 5th Year (assuming 6% return and current charges) Calculations:

Park Avenue SVUL - Millennium Series

I.    Policy Account Value @ 6% Return (Year 5) = $107,039

      The Policy Account Value is equal to the sum of:
      a) the prior year's (i.e., 12/31 of the 4th policy year) account value ($83,858); plus
      b)    the planned premium ($25,178); minus
      c)    the premium charge ($2,014); minus
      d)    the sum of: [withdrawals, if any (0); plus
      e)    outstanding loans, if any (0); plus
      f)    loan interest (0)]; minus
      g)    the cost of insurance ($254); minus
      h)    the M&E risk charge ($642); minus
      i)    the annualized per /1000 monthly expense ($4320); minus
      j)    the annualized per policy monthly expense ($90); plus
      k)    the investment earnings on the policy account value ($5,323).

II.   Policy Cash Surrender Value @ 6% Return (Year 5) = $94,450

      The Policy Cash Surrender Value is equal to the sum of:

      a)    the policy account value ($107,039); minus
      b)    the annual surrender charge ($12,589).

III.  Policy Net Cash Surrender Value @ 6% Return (Year 5) = $94,450

      The Policy Net Cash Surrender Value is equal to the sum of:
      a)    the policy cash surrender value ($94,450); minus
      b)    the outstanding loan, if any (0).

IV.   Policy Net Death Benefit (Option 1, Option 2 and Option 3)

      The Policy Net Death Benefit is equal to the sum of:
      a)    if Option 1, is equal to the face amount ($2,000,000).
      b)    If Option 2, is equal to the face amount ($2,000,000); plus
      c)    the policy account value as of the 11th month ($107,012).
      d)    If Option 3, is equal to the face amount ($2,000,000); plus
      e)    the policy accumulated premiums in year five ($125,890); minus
      f)    the accumulated withdrawals, if any (0).